UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a)
(Amendment No. 2 )

PREMIER EXHIBITIONS, INC.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
74051E102
(CUSIP Number)
Arnie Geller
1801 S. Flagler Dr. #1803
West Palm Beach, Florida 33401
(561) 366-8404
(Name, Address and Telephone Number
of Person Authorized to Receive
Notices and Communications)
August 27, 2009
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No.	3535109	SCHEDULE 13D	Page	1	of	5

1	NAMES OF REPORTING PERSONS Arnie Geller

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,497,807 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,497,807 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,497,807

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.96%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) See Item 5.
(2) Percentage calculated on the basis of 30,198,966 shares of Common Stock issued and outstanding, as set forth in the Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2009 filed with the SEC by the Issuer.

CUSIP No.	3535109	SCHEDULE 13D	Page	2	of	5

1	NAMES OF REPORTING PERSONS Judith Geller

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,497,807 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,497,807 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,497,807

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.96%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) See Item 5.
(2) Percentage calculated on the basis of 30,198,966 shares of Common Stock issued and outstanding, as set forth in the Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2009 filed with the SEC by the Issuer.

CUSIP No.	3535109	SCHEDULE 13D	Page	3	of	5

Item 1.	Security and Issuer.
This filing relates to common stock, par value $0.0001 (the “Common Stock”), of Premier Exhibitions, Inc. (the “Issuer”), whose principal executive offices are located at 3340 Peachtree Road, N.E., Suite 2250, Atlanta, GA 30326.

Item 2.	Identity and Background.
(a)	This Schedule 13D is filed jointly by Arnie Geller and Judith Geller, husband and wife.

(b)	Arnie Geller’s and Judith Geller’s address is 1801 S. Flagler Dr. #1803, West Palm Beach, Florida 33401.

(c)	Arnie Geller is self employed as a corporate consultant. Judith Geller is an author and free-lance writer/designer.

(d)	During the last five years, neither of Arnie Geller nor Judith Geller has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Except as set forth below, during the last five years, neither of Arnie Geller nor Judith Geller has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in Arnie Geller or Judith Geller being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Following the change in control of the Issuer in November 1999 (specifically, the removal of four members of the Board of Directors), the staff of the Securities and Exchange Commission (the “SEC”) began an investigation of the circumstances surrounding that change in control. The Issuer later learned that prior to beginning its investigation, the SEC staff had received complaint letters from former members of management who had been displaced as a result of the November 1999 Board removal action. At the conclusion of the SEC staff’s investigation, the staff recommended that no enforcement action should be brought against the Issuer, and that the Commission should enter into a non-fraud settlement with Arnie Geller based on alleged violations of Section 13(d) of the Securities Exchange Act of 1934 (“Exchange Act”), Section 14(a) of the Exchange Act, and related rules. Pursuant to the settlement, Arnie Geller neither admitted nor denied the allegations of the complaint and agreed to pay a civil penalty in the amount of $85,000. The SEC’s complaint did not include any violations of the anti-fraud provisions of the securities laws. The SEC filed its complaint, along with the final judgment and Arnie Geller’s consent, with the United States District Court for the District of Columbia on November 19, 2004.

(f)	Arnie Geller and Judith Geller are both citizens of the United States of America.

CUSIP No.	3535109	SCHEDULE 13D	Page	4	of	5

Item 3.	Source and Amount of Funds or Other Consideration.
     This report reflects the sale of shares by Mr. Geller and his wife.

Item 4.	Purpose of Transaction.
     This report reflects the sale of shares by Mr. Geller and his wife.

Item 5.	Interest In Securities of the Issuer.
(a)	Arnie Geller beneficially owns 1,497,807 shares of Common Stock in tenancy by the entireties with his wife Judith Geller. The shares of Common Stock beneficially owned comprise 4.96% of the issued and outstanding shares of Common Stock, calculated on the basis of 30,198,966 shares of Common Stock issued and outstanding, as set forth in the Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2009 filed with the SEC by the Issuer.

(b)	At August 27, 2009, Arnie Geller and Judith Geller shared the power to vote or direct the vote and shared the power to dispose or to direct the disposition of 1,497,807 shares of Common Stock which they hold in tenancy by the entireties.

(c)	The following sets forth all transactions in shares of Common Stock of the Issuer affected by Mr. and Mrs. Geller during the 60 days preceding August 27, 2009. All such transactions constituted sales in brokerage transactions on the open market.

Date	Shares	Price Per Share
7/20/2009	25,000	$0.83
7/27/2009	10,124	$0.79
8/6/2009	48,043	$0.83
8/11/2009	72,000	$0.83
8/12/2009	64,676	$0.82
8/13/2009	22,475	$0.81
8/14/2009	50,000	$0.82
8/17/2009	31,392	$0.83
8/18/2009	117,948	$0.82
8/19/2009	12700	$0.79
8/20/2009	24,200	$0.79
8/21/2009	200	$0.81
8/24/2009	29,200	$0.79
8/25/2009	852	$0.78
8/26/2009	95,919	$0.77
8/27/2009	101,134	$0.79

CUSIP No.	3535109	SCHEDULE 13D	Page	5	of	5
(d)	Not applicable.

(e)	On August 27, 2009, Arnie and Judith Geller ceased to be the beneficial owners of more than five percent (5%) of the issued outstanding shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Mr. and Mrs. Geller do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profit or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.
     None.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 18, 2009	/s/ Arnie Geller
Arnie Geller

September 18, 2009	/s/ Judith Geller
Judith Geller